
Mail Stop 4631

November 8, 2016

<u>Via E-mail</u>
Mr. Robert W. Bryant
Executive Vice President and Chief Financial Officer
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, PA 19103

> **RE: Axalta Coating Systems Ltd.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-36733**

Dear Mr. Bryant:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction